FOR IMMEDIATE RELEASE

Pax MSCI EAFE ESG Index ETF (EAPS) to Merge

Firm to Continue Offering Strategy as Open-End Mutual Fund

PORTSMOUTH, N.H.///December 11, 2013/// Pax World Management LLC, investment adviser to the Pax MSCI EAFE ESG Index ETF (EAPS), announced today that it intends to merge EAPS into a new Pax World International ESG Index Fund on or before March 31, 2014, subject to certain conditions, including approval by shareholders of Pax World International Fund, which is also proposed to merge into Pax World International ESG Index Fund.

EAPS pursues a passive management strategy seeking to track the performance of the MSCI EAFE ESG Index.  Pax World plans to merge EAPS into the Pax World International ESG Index Fund, an open-end mutual fund pursuing an identical strategy of seeking to track the performance of the MSCI EAFE ESG Index.

“We do not look at it as closing the ETF but as restructuring the ETF through a merger that allows us to continue to provide EAPS investors with the same management strategy and expense structure in a larger open-end mutual fund,” said Pax World President and CEO Joe Keefe.

“We are very pleased with the performance of EAPS, which is the only international ETF available for investors who wish to pursue a sustainable investment approach integrating environmental, social and governance (ESG) factors,” continued Keefe.  “Following the merger, some of the challenges faced by smaller ETFs will no longer inhibit liquidity or growth of this fund, which is really designed for long-term investors, in the mutual fund marketplace.”

The proportionate interests of EAPS shareholders in the net assets of the fund will be fixed on the basis of their respective share holdings at the close of business on the last day of trading in EAPS.  Upon completion of the merger EAPS will cease its business as an ETF, sell all of its assets to Pax World International ESG Index Fund in exchange for shares of Pax World International ESG Index Fund and its assumption of EAPS’s liabilities, and distribute the shares of Pax World International ESG Index Fund received in the merger to shareholders of EAPS in liquidation.

About Pax World Management LLC

Pax World Management LLC, is a recognized leader in Sustainable Investing, the full integration of environmental, social and governance (ESG) factors into investment analysis and decision making. Pax World launched the financial industry’s first socially responsible mutual fund in 1971. Today, Pax World offers a comprehensive platform of Sustainable Investing offerings including Pax World Funds, a family of no-load mutual funds, and ESG Managers® Portfolios, multi-manager asset allocation funds powered by Morningstar Associates. For more information, visit www.paxworld.com.

Contact:

Molly Chase

Solomon McCown

mchase@solomonmccown.com

(617) 933-5281

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding Pax World International ESG Index Fund, or to receive a free copy of a proxy/information statement/prospectus relating to a proposed merger once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission (SEC) and becomes effective, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor may be obtained, when available, by visiting www.paxworld.com.  The proxy/information statement/prospectus (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations.  The proxy/information statement/prospectus will also be available for free on the SEC’s website (www.sec.gov).  Please read the proxy/information statement/prospectus carefully before making any decision to invest or when considering a merger proposal.

Investment return and principal value will fluctuate so that you may have a gain or a loss when you sell your shares. You should consider a fund’s investment objectives, risks and charges and expenses carefully before investing. For this and other important information, please obtain a fund prospectus by calling 800.767.1729 or visiting www.paxworld.com. Please read it carefully before investing. Past performance is no guarantee of future results. Distributor: ALPS Distributors, Inc., Member: FINRA.

Equity investments are subject to market fluctuations, and the fund’s share price can fall because of weakness in the broad market, a particular industry, or specific holdings. Investing in non-diversified funds generally will be more volatile and loss of principal could be greater than investing in more diversified funds. Emerging market and international investments involve risk of capital loss from unfavorable fluctuations in currency values, differences in generally accepted accounting principles, economic or political instability in other nations or increased volatility and lower trading volume.